SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2017
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Kenichiro Yoshida
(Signature)
Kenichiro Yoshida
Executive Deputy President and
Chief Financial Officer

Date: October 31, 2017
List of materials

Documents attached hereto:

i) Press release Announcement Issuance of New Shares as Restricted Stock Compensation

October 31, 2017

Sony Corporation

Issuance of New Shares as Restricted Stock Compensation

Sony Corporation (the “Corporation”) today announces that, pursuant to the delegation of authority approved by resolutions of the Board of Directors of the Corporation, the Representative Corporate Executive Officer of the Corporation decided to issue new shares (the “Issuance of New Shares”) as restricted stock compensation, as follows:

1.  Outline of the Issuance

(1)	Payment date	November 30, 2017
(2)	Class and number of shares to be issued	38,000 shares of common stock of the Corporation
(3)	Issue price	4,310 yen per share (Note 1)
(4)	Total issue price of shares to be issued	163,780,000 yen (Note 2)
(5)	Allottees	3 Corporate Executives of the Corporation: 38,000 shares in total
(6)	Other	Issue of new shares to be allotted is conditioned on the securities registration statement taking effect in accordance with the Financial Instruments and Exchange Act.

(Note 1)
The issue price is the amount of monetary compensation receivables granted by the Corporation to the grantee and then immediately contributed back to the Corporation by the grantee in exchange for the Issuance of New Shares as required under the Companies Act. The estimated issue price is calculated based on the closing price of the shares of common stock of the Corporation in the regular trading thereof on the Tokyo Stock Exchange, Inc. (the “Closing Price”) on October 30, 2017 (4,310 yen).  The actual issue price shall be the higher of (i) the average of the Closing Prices for the thirty (30) consecutive trading days commencing on the forty-fifth (45th) trading day immediately before the day immediately after the payment date of the shares (excluding days on which there is no Closing Price, and any fraction of less than one (1) yen arising as a result of such calculation shall be rounded up to the nearest one (1) yen) and (ii) 4,310 yen, which is the Closing Price on October 30, 2017 (the business day immediately before the date on which the Representative Corporate Executive Officer of the Corporation made a decision on the Issuance of New Shares), and will be determined on November 8, 2017.

(Note 2)
The total issue price of shares to be issued is the total amount of monetary compensation receivables granted by the Corporation to the grantees and then immediately contributed back to the Corporation by the grantees in exchange for the Issuance of New Shares as required under the Companies Act. The estimated total issue price of shares to be issued is calculated based on the Closing Price on October 30, 2017 (4,310 yen).  The actual total issue price of shares to be issued will be determined on November 8, 2017 in accordance with the method described in (Note 1) above.

2.  Purpose of and Reasons for the Issuance

At the meeting of the Compensation Committee held on April 27, 2017, the Corporation passed a resolution to adopt a policy to introduce a stock compensation plan (the “Compensation Plan”) under which shares of common stock subject to transfer restrictions (the “shares of restricted stock”) would be allotted to the Corporate Executive Officers and other executives of the Corporation as compensation for the purposes of (i) further promoting shared values between the shareholders and the executives and (ii) giving an incentive to such executives to enhance the mid- to long-term business performance of the Corporation and its corporate value.  The Corporation granted to the Corporate Executive Officers of the Corporation the shares of restricted stock of the Corporation in July 2017, and the Corporation decided to grant to some of the Corporate Executives of the Corporation (each, a “Qualified Person”) shares of restricted stock of the Corporation under such plan.

Pursuant to the decision of the Representative Corporate Executive Officer of the Corporation dated October 31, 2017, which takes into account the above-mentioned resolution of the Compensation Committee, and based on the delegation of authority approved by resolutions of the Board of Directors of the Corporation pursuant to Article 416, paragraph 4 of the Companies Act, the shares of common stock of the Corporation that relate to the Issuance of New Shares will be issued to the Qualified Persons in accordance with the Compensation Plan.  Each Qualified Person will make an in-kind contribution to the Corporation of the monetary compensation receivables paid by the Corporation to each Qualified Person in order to grant to such Qualified Person the shares of restricted stock of the Corporation. The Corporation considers that the compensation of the Qualified Persons, including the shares of restricted stock of the Corporation granted in accordance with the Compensation Plan, is set at an appropriate level depending upon their respective role, function and responsibility, based upon third-party research regarding compensation paid to management of domestic and foreign companies. The shares of restricted stock to be granted to the Qualified Persons under the Compensation Plan have a transfer restriction period of 3 years, which is the same transfer restriction period as that of the shares of restricted stock granted to the Corporate Executive Officers in July 2017, in order to realize the purposes of introducing the Compensation Plan.  These restrictions are described in Item 3(1) below and are set for the purposes of giving an incentive to the Corporate Executives to continuously enhance the mid- to long-term business performance of the Corporation and its corporate value.

The Corporation plans to execute, with each Qualified Person, an allotment agreement for shares of restricted stock (the “Allotment Agreement”) which contains substantially the following terms:

3.  Outline of the Allotment Agreement

(1)      Transfer Restriction Period

During the period from November 30, 2017 to November 30, 2020 (the “Transfer Restriction Period”), the Qualified Person shall not transfer, create any security interest on or otherwise dispose of the shares of common stock of the Corporation allotted pursuant to the Allotment Agreement (the “Allotted Shares”) (the “Transfer Restriction”).

(2)      Conditions for Releasing the Transfer Restriction

The Corporation shall remove, as of the expiration of the Transfer Restriction Period, the Transfer Restriction on all of the Allotted Shares, on the condition that the Qualified Person has held, throughout the Transfer Restriction Period, one or more of his or her positions, as applicable, as a Director, a Corporate Executive Officer or any other officer at, or an employee of, the Corporation or a Related Company of the Corporation (a “Related Company” means a “subsidiary (kogaisha)” as defined in Article 8, Paragraph 3 of the Ordinance on the Terminology, Forms and Preparation Methods of Financial Statements, etc. or an “affiliated company (kanren kaisha)” as defined in Paragraph 5 of such Article; the same shall apply hereinafter).  However, if, during the Transfer Restriction Period, a Qualified Person ceases to hold all the positions that he or she holds as a Director, Corporate Executive Officer or any other officer at, and if applicable, ceases to be an employee of, the Corporation or a Related Company due to (i) his or her death or (ii) any other justifiable reason that is approved by the Corporation, the Corporation shall, as necessary, make reasonable adjustments to the number of the Allotted Shares for which the Transfer Restriction is to be removed and the timing of the removal of the Transfer Restriction, and any Allotted Shares that are outside the scope of the removal of the Transfer Restriction will be acquired by the Corporation without any consideration to, or consent of, the Qualified Person.

(3)      Grounds for the Acquisition without Consideration

If certain events occur, including, but not limited to, cases where, during the Transfer Restriction Period, a Qualified Person ceases to hold all the positions that he or she holds as a Director, Corporate Executive Officer or any other officer at, and if applicable, ceases to be an employee of, the Corporation or a Related Company, the Corporation will acquire the Allotted Shares without any consideration to, or consent of, the Qualified Person, except where the Qualified Person ceases to hold all such positions that he or she holds at, and, if applicable, ceases to be an employee of, the Corporation or a Related Company due to (i) his or her death or (ii) any other justifiable reason that is approved by the Corporation.

(4)      Management of Shares

In order to prevent the Allotted Shares from being transferred, having any security interest created thereon or otherwise being disposed of during the Transfer Restriction Period, the Corporation will take such measures as the Corporation considers appropriate, including the management in dedicated accounts established at domestic and/or foreign securities companies.

(5)      Treatment in Case of Organizational Restructuring

During the Transfer Restriction Period, if a matter relating to a merger agreement under which the Corporation will become the dissolving company, a share exchange agreement or a share transfer plan under which the Corporation will become a wholly-owned subsidiary or any other organizational restructuring is approved at a General Meeting of Shareholders of the Corporation (or, if an approval at a General Meeting of Shareholders of the Corporation is not required regarding the above-mentioned organizational restructuring, then the approval by the Representative Corporate Executive Officer of the Corporation), pursuant to the decision of the Representative Corporate Executive Officer, the Transfer Restriction shall, at the time immediately prior to the business day preceding the effective date of such organizational restructuring, be removed in respect of a certain number of Allotted Shares, where that number will be equal to the number obtained by multiplying (A) the number of the Allotted Shares held by the Qualified Person as of the approval date of such organizational restructuring by (B) the number obtained by dividing the number of months in the period from the month that includes the payment date of the Issuance of New Shares to the month that includes the approval date of such organizational restructuring by 36, which is the number of months in the Transfer Restriction Period (any fractional unit (where one unit equals 100 shares) shall be rounded down to the nearest unit (100 shares)).

4.  Basis of Calculation of the Payment Amount and Specific Details thereof

The Issuance of New Shares to each Qualified Person shall be carried out by having such Qualified Person make an in-kind contribution to the Corporation of the monetary compensation receivables granted for the fiscal year ending March 31, 2018 (with respect to any Qualified Person who is not in office as a Corporate Executive as of April 1, 2017, for the period from the date on which he or she takes office as a Corporate Executive to March 31, 2018) paid to such Qualified Person by the Corporation to exchange for the shares of restricted stock of the Corporation allotted to the Qualified Person under the Compensation Plan. In light of the terms and conditions of the bonds with stock acquisition rights that are already issued by the Corporation, and in order to eliminate any arbitrariness in the determination of issue price, the issue price shall be the higher of (i) the average of the Closing Prices for the thirty (30) consecutive trading days commencing on the forty-fifth (45th) trading day immediately before the day immediately after the payment date of the Allotted Shares (excluding days on which there is no Closing Price, and any fraction of less than one (1) yen arising as a result of such calculation shall be rounded up to the nearest one (1) yen); and (ii) 4,310 yen, which is the Closing Price on October 30, 2017 (the business day immediately before the date on which the Representative Corporate Executive Officer of the Corporation made a decision on the Issuance of New Shares) (see (Note) below).  We believe that the issue price is reasonable on the basis that it will be, in accordance with the above-mentioned method of calculation of the issue price, equal to or higher than the market stock price immediately prior to the date on which the Representative Corporate Executive Officer of the Corporation made a decision relating to the Issuance of New Shares, and we also believe that the issue price does not represent a price that is particularly favorable to the Qualified Persons.

(Note)      The issue price will be determined on November 8, 2017 in accordance with the method described in “1. Outline of the Issuance - (Note 1)”.

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